SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Callon Petroleum Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

13123X508
(CUSIP Number)

November 30, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123X508	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,386,917
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,386,917
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,917
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 13123X508	13G/A	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Callon Petroleum Company (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at One Briarlake Plaza, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042.

Item 2(a).	NAME OF PERSON FILING:

This Statement is filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is the investment adviser to the parent company of Chambers Investments, LLC (“Chambers”). In such capacity, the Reporting Person exercises voting and investment control over the securities held by Chambers. The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin, Alexander Inkster, Neda Jafar and Denis Laloy (each such manager, a “Kimmeridge Principal”, and collectively, the “Kimmeridge Principals”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the Reporting Person is 412 West 15 Street, 11th Floor, New York, NY 10011.

Item 2(c).	CITIZENSHIP:

The Reporting Person is organized as a limited liability company under the laws of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP NUMBER :

13123X508

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 13123X508	13G/A	Page 4 of 5 Pages

Item 4.	OWNERSHIP:

The percentages used herein are calculated based upon 61,608,521 Shares reported to be outstanding as of October 28, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 3, 2022.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 13123X508	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 12, 2022

KIMMERIDGE ENErGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name: Tamar Goldstein
Title: General Counsel